September 12, 2025

Off The Hook YS Inc.

1701 Jel Wade Dr.

Wilmington, NC 28401

September 12, 2025

Attn: Eiko Yaoita Pyles, Anne McConnell, Kristin Baldwin and Erin Purnell

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OFF THE HOOK YS INC.
Amendment No. 3 to Registration Statement on Form S-1 Filed August 28, 2025
File No. 333-288551
OFF THE HOOK YS INC.

Ladies and Gentlemen:

By letter dated September 11, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Off The Hook YS Inc. (the “Company,” “we,” “us” or “our”) with its comments to Amendment No. 3 of the Registration Statement filed on August 28, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary

Corporate Structure and Background, page 8

1.	We note your response to prior comment 1 indicates the assumptions used in Scenario A assume an Initial Public Offering and the assumptions used in Scenario B assume the Company will continue to operate as it historically operated. We also note the assumptions used in the valuation as of December 6, 2024 appear to only reflect the assumptions under Scenario B. Please address the following:

●	Explain why the potential impact of an IPO does not appear to have been reflected in the assumptions used in the valuation as of December 6, 2024 since, as indicated in prior filings and in the December 6th Purchase Agreement, an IPO was contemplated when the stock purchase agreement was entered and the stock purchase by Mr. John will not close until after the IPO.

●	Provide us a timeline of Mr. John’s involvement with the Company prior to the December 6, 2024 Stock Purchase Agreement and a timeline of the negotiations that resulted in his employment agreement dated May 9, 2025.

Response: In response to Staff’s comments we have clarified the assumptions behind the valuation and the timeline of events describing Mr. John’s involvement with the Company that led to the employment agreement dated May 9. 2025:

Valuation Assumptions

Scenario B reflects the Company’s historical operations as a privately held, family-operated business, limited by access to capital and dependent on personally guaranteed floorplans by the founder (Mr. Jason Ruegg). This scenario assumes steady but modest growth, consistent with the Company’s historical trajectory. At that point in time, although discussions of a potential IPO had occurred, there was no certainty or commitment that an IPO would actually proceed or be consummated. Because of this, and the fact that timing, and capital raising remained uncertain, the Company believes that it would not have been appropriate to incorporate IPO related assumptions into the December 6, 2024 valuation. The December 6 valuation reflected the Company’s fair market value based on its then-current operating model and financing structure, rather than potential future events.

September 12, 2025

Scenario A projections were prepared once IPO planning progressed to a point where the Company could reasonably assume capital would be available to support a materially different path. The inclusion of Scenario A alongside Scenario B highlights the distinction between historical private company operations and the future growth strategy that could be enabled by an IPO.

Also, please note, as stated in the Registration Statement, the Amended and Restated Agreement for the Purchase and Sale of Capital Stock dated July 3, 2025 (the “Amended SPA”) and the transactions contemplated under the Amended SPA will close before the closing of this offering and not after this offering.

Timeline of Mr. John’s Involvement and Employment Agreement

Mr. John has been a friend of Mr. Jason Ruegg (the Company’s founder), for approximately four years. During that period, the idea of taking the Company public was discussed on multiple occasions, but was not acted upon.

In August 2024, these discussions became more substantive. On December 6, 2024, the Stock Purchase Agreement was executed, at which time Mr. John became formally involved in the Company’s future plans. Between December 2024 and May 2025, multiple discussions took place between Mr. John, Mr. Ruegg, and other stakeholders regarding Mr. John’s role within the Company. These discussions ultimately concluded that Mr. John should serve as CEO. The employment agreement reflecting this decision was finalized and executed on May 9, 2025.

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at bj@offthehookys.com or 561-599-0080.

Very truly yours,

Brian John

Chief Executive Officer

Off The Hook YS Inc.

1701 Jel Wade Dr.

Wilmington, NC 28401